EXHIBIT 11
                          SBI COMMUNICATIONS, INC.
                  COMPUTATION OF EARNINGS PER COMMON SHARE
                         FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30 , 1997 AND 1998

                                          Nine Months      Nine Months
                                             Ended            Ended
                                        Sept. 30, 1997    Sept. 30, 1998
                                        --------------    --------------
Shares outstanding:                         5,345,439         5,570,439
Weighted average shares outstanding         5,345,439         5,570,439
Net loss                                   $ (741,717)     $    280,209)
Preferred Dividend                                --                --
                                        --------------    --------------
Total                                        (741,717)         (280,209)
Net loss per share                         $    (0.14)     $      (0.05)